Exhibit 99.1

Zebra Technologies Corporation
3 Overlook Point Lincolnshire, IL 60069 USA +1 847 634 6700 www.zebra.com
Zebra Technologies Announces Third-Quarter 2018 Results

Third-Quarter Financial Highlights

•	Strong net sales of $1,092 million; year-over-year growth of 16.8%

•	Net income of $127 million and net income per diluted share of $2.34

•	Non-GAAP diluted EPS increased 54% year-over-year to $2.88

•	Adjusted EBITDA increased 28% year-over-year to $230 million; and adjusted EBITDA margin expanded 190 basis points year-over-year to 21.1%

Lincolnshire, Ill., Nov. 6, 2018 — Zebra Technologies Corporation (NASDAQ: ZBRA), an innovator at the edge of the enterprise with solutions and partners that enable businesses to gain a performance edge, today announced results for the third quarter ended September 29, 2018.

“Our exceptional third quarter results were driven by broad-based demand for our solutions and disciplined operational execution. We delivered sales, EBITDA margin, and earnings per share that exceeded our outlook. Strong cash flow funded our strategic acquisition of Xplore Technologies as well as the reduction of our net debt leverage ratio to 2.2x,” said Anders Gustafsson, chief executive officer of Zebra Technologies. “Our leading portfolio of solutions, investments in our employees and innovation, and strong order backlog provide us confidence for a strong finish to the year and solid momentum into 2019. We remain focused on providing innovative solutions that transform workflows, enabling every worker and asset on the edge of business operations to be connected and optimally utilized.”

$ in millions, except per share amounts	3Q18	3Q17	Change
Select reported measures:
Net sales	$1,092	$935	16.8%
Gross profit	505	429	17.7%
Net income (loss)	127	(12)	NM
Net income (loss) per diluted share	$2.34	$(0.23)	NM

Select Non-GAAP measures:
Adjusted net sales	$1,092	$936	16.7%
Organic net sales growth			15.1%
Adjusted gross profit	507	431	17.6%
Adjusted gross margin	46.4%	46.0%	40 bps
Adjusted EBITDA	230	180	27.8%
Adjusted EBITDA margin	21.1%	19.2%	190 bps
Non-GAAP net income	$156	$101	54.5%
Non-GAAP earnings per diluted share	$2.88	$1.87	54.0%

Reported (GAAP) results
Net sales were $1,092 million in the third quarter of 2018 compared to $935 million in the third quarter of 2017. Net sales in the Enterprise Visibility & Mobility ("EVM") segment were $739 million in the third quarter of 2018 compared with $611 million in the third quarter of 2017. Asset Intelligence & Tracking ("AIT") segment net sales were $353 million in the third quarter of 2018 compared to $325 million in the prior year period. Third-quarter 2018 gross profit was $505 million compared to $429 million in the comparable prior year period. Net income for the third quarter of 2018 was $127 million, or $2.34 per diluted share, compared to net loss of $12 million, or $0.23 loss per diluted share, for the third quarter of 2017.

Adjusted (Non-GAAP) results
Consolidated adjusted net sales were $1,092 million in the third quarter of 2018 compared to $936 million in the prior year period, an increase of 16.7%. Consolidated organic net sales growth for the third quarter was 15.1% reflecting growth in all regions, led by APAC, North America and EMEA. Third-quarter year-over-year organic net sales growth was 18.8% in the EVM segment and 8.1% in the AIT segment.

Consolidated adjusted gross margin increased to 46.4% for the third quarter of 2018, compared to 46.0% in the prior year period. This increase was primarily due to favorable business mix and the favorable impact of currency changes. Adjusted operating expenses increased in the third quarter of 2018 to $297 million from $270 million in the prior year period primarily due to growth in the business and increased incentive compensation expense related to improved operating results.

Adjusted EBITDA for the third quarter of 2018 increased to $230 million, or 21.1% of adjusted net sales, compared to $180 million, or 19.2% of adjusted net sales, for the third quarter of 2017 primarily due to operating expense leverage on higher sales and higher gross profit margin.

Non-GAAP net income for the third quarter of 2018 was $156 million, or $2.88 per diluted share, compared with $101 million, or $1.87 per diluted share, for the third quarter of 2017. A lower tax rate and lower interest costs also contributed to the year-over-year improvement.

Balance Sheet and Cash Flow
As of September 29, 2018, the company had cash and cash equivalents of $45 million and total debt of $1,912 million.

Free cash flow was $412 million for the first nine months of 2018. The company generated $460 million of operating cash flow and incurred capital expenditures of $48 million. For the first nine months of 2018, the company made payments of long-term debt of $1,307 million and received proceeds from the issuance of long-term debt of $961 million, resulting in a $346 million net reduction of total debt. The company made cash interest payments of $73 million for the first nine months of 2018.

In the third quarter of 2018, the company acquired Xplore Technologies Corporation. In connection with this acquisition, the company paid $87 million in cash, which included $72 million for the net assets acquired, $9 million to retire Xplore debt, and $6 million of other Xplore transaction-related obligations.

Outlook
The company expects fourth-quarter 2018 net sales to increase approximately 7% to 10% from the fourth quarter of 2017. This expectation includes an approximately 2 percentage point positive impact from the acquisition of Xplore Technologies, which closed in the third quarter of 2018, and a neutral impact from foreign currency translation.

Adjusted EBITDA margin is expected to be approximately 20% for the fourth quarter 2018, favorable to the prior year period. Non-GAAP earnings per diluted share are expected to be in the range of $2.80 to $3.00. This assumes an adjusted effective tax rate of approximately 16%.

Additionally, for the full year 2018, the company expects free cash flow of at least $575 million.

Conference Call Notification
Investors are invited to listen to a live webcast of Zebra’s conference call regarding the company’s financial results for the third quarter of 2018. The conference call will be held today, Tuesday, Nov. 6, at 7:30 a.m. Central Time (8:30 a.m. Eastern Time). To view the webcast, visit the investor relations section of the company’s website at investors.zebra.com.

About Zebra
Zebra (NASDAQ: ZBRA) empowers the front line of business in retail/ecommerce, manufacturing, transportation and logistics, healthcare and other industries to achieve a performance edge. With more than 10,000 partners across 100 countries, we deliver industry-tailored, end-to-end solutions that intelligently connect people, assets and data to help our customers make business-critical decisions. Our market-leading solutions elevate the shopping experience, track and manage inventory as well as improve supply chain efficiency and patient care. Ranked on Forbes’ list of America’s Best Employers for the last three years, Zebra helps our customers capture their edge. For more information, visit www.zebra.com or sign up for our news alerts. Follow us on LinkedIn, Twitter and Facebook.

Forward-Looking Statements
This press release contains forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, including, without limitation, the statements regarding the company’s outlook. Actual results may differ from those expressed or implied in the company’s forward-looking statements. These statements represent estimates only as of the date they were made. Zebra undertakes no obligation, other than as may be required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this release.

These forward-looking statements are based on current expectations, forecasts and assumptions and are subject to the risks and uncertainties inherent in Zebra’s industry, market conditions, general domestic and international economic conditions, and other factors. These factors include customer acceptance of Zebra’s hardware and software products and competitors’ product offerings, and the potential effects of technological changes. The continued uncertainty over future global economic conditions, the availability of credit and capital markets volatility may have adverse effects on Zebra, its suppliers and its customers. In addition, a disruption in our ability to obtain products from vendors as a result of supply chain constraints, natural disasters or other circumstances could restrict sales and negatively affect customer relationships. Profits and profitability will be affected by Zebra’s ability to control manufacturing and operating costs. Because of its debt, interest rates and financial market conditions will also have an impact on results. Foreign exchange rates will have an effect on financial results because of the large percentage of our international sales. The outcome of litigation in which Zebra may be involved is another factor. The success of integrating acquisitions could also affect profitability, reported results and the company’s competitive position in its industry. These and other factors could have an adverse effect on Zebra’s sales, gross profit margins and results of operations and increase the volatility of our financial results. When used in this release and documents referenced, the words “anticipate,” “believe,” “outlook,” and “expect” and similar expressions, as they relate to the company or its management, are intended to identify such forward-looking statements, but are not the exclusive means of identifying these statements. Descriptions of the risks, uncertainties and other factors that could affect the company’s future operations and results can be found in Zebra’s filings with the Securities and Exchange Commission, including the company’s most recent Form 10-K and Form 10-Q .

Use of Non-GAAP Financial Information
This press release contains certain Non-GAAP financial measures, consisting of “adjusted net sales,” “adjusted gross profit,” “EBITDA,” “Adjusted EBITDA,” “Non-GAAP net income,” “Non-GAAP earnings per share,” “free cash flow,” “organic net sales growth,” and “adjusted operating expenses.” Management presents these measures to focus on the on-going operations and believes it is useful to investors because they enable them to perform meaningful comparisons of past and present operating results. The company believes it is useful to present Non-GAAP financial measures, which exclude certain significant items, as a means to understand the performance of its ongoing operations and how management views the business. Please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” tables and accompanying disclosures at the end of this press release for more detailed information regarding non-GAAP financial measures herein, including the items reflected in adjusted net earnings calculations. These measures, however, should not be construed as an alternative to any other measure of performance determined in accordance with GAAP.

The company does not provide a reconciliation for non-GAAP estimates on a forward-looking basis (including the information under “Outlook” above) where it is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various items that have not yet occurred, are out of the company’s control and/or cannot be reasonably predicted, and that would impact diluted net earnings per share, the most directly comparable forward-looking GAAP financial measure. For the same reasons, the company is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures provided without the most directly comparable GAAP financial measures may vary materially from the corresponding GAAP financial measures.

As a global company, Zebra's operating results reported in U.S. dollars are affected by foreign currency exchange rate fluctuations because the underlying foreign currencies in which the company transacts change in value over time compared to the U.S. dollar; accordingly, the company presents certain organic growth financial information, which includes impacts of foreign currency translation, to provide a framework to assess how the company’s businesses performed excluding the impact of foreign currency exchange rate fluctuations. Foreign currency impact represents the difference in results that are attributable to fluctuations in the currency exchange rates used to convert the results for businesses where the functional currency is not the U.S. dollar. This impact is calculated by translating, for certain currencies, current period results at the currency exchange rates used in the comparable period in the prior year, rather than the exchange rates in effect during the current period. In addition, the company excludes the impact of its foreign currency hedging program in both the current year and prior year periods. The company believes these measures should be considered a supplement to and not in lieu of the company’s performance measures calculated in accordance with GAAP.

Contacts

Investors    Media
Michael Steele, CFA, IRC    Therese Van Ryne
Vice President, Investor Relations    Director, Global Public Relations
Phone: + 1 847 793 6707     Phone: + 1 847 370 2317
msteele@zebra.com     therese.vanryne@zebra.com

ZEBRA TECHNOLOGIES CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

	September 29, 2018	December 31, 2017
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$45	$62
Accounts receivable, net of allowances for doubtful accounts of $3 million as of September 29, 2018 and December 31, 2017	575	479
Inventories, net	493	458
Income tax receivable	37	40
Prepaid expenses and other current assets	51	24
Total Current assets	1,201	1,063
Property, plant and equipment, net	251	264
Goodwill	2,496	2,465
Other intangibles, net	260	299
Long-term deferred income taxes	91	119
Other long-term assets	101	65
Total Assets	$4,400	$4,275
Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$71	$51
Accounts payable	498	424
Accrued liabilities	285	296
Deferred revenue	199	186
Income taxes payable	52	43
Total Current liabilities	1,105	1,000
Long-term debt	1,829	2,176
Long-term deferred revenue	161	148
Other long-term liabilities	92	117
Total Liabilities	3,187	3,441
Stockholders’ Equity:
Preferred stock, $.01 par value; authorized 10,000,000 shares; none issued	—	—
Class A common stock, $.01 par value; authorized 150,000,000 shares; issued 72,151,857 shares	1	1
Additional paid-in capital	282	257
Treasury stock at cost, 18,349,215 and 18,915,762 shares at September 29, 2018 and December 31, 2017, respectively	(614)	(620)
Retained earnings	1,573	1,248
Accumulated other comprehensive income (loss)	(29)	(52)
Total Stockholders’ Equity	1,213	834
Total Liabilities and Stockholders’ Equity	$4,400	$4,275

ZEBRA TECHNOLOGIES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 29, 2018	September 30, 2017	September 29, 2018	September 30, 2017
Net sales:
Tangible products	$959	$810	$2,687	$2,324
Services and software	133	125	394	372
Total Net sales	1,092	935	3,081	2,696
Cost of sales:
Tangible products	495	420	1,368	1,207
Services and software	92	86	271	248
Total Cost of sales	587	506	1,639	1,455
Gross profit	505	429	1,442	1,241
Operating expenses:
Selling and marketing	120	113	361	336
Research and development	113	96	323	291
General and administrative	75	71	239	214
Amortization of intangible assets	25	49	71	151
Acquisition and integration costs	6	4	8	50
Exit and restructuring costs	4	5	9	10
Total Operating expenses	343	338	1,011	1,052
Operating income	162	91	431	189
Other (expenses) income:
Foreign exchange (loss) gain	(1)	1	(5)	2
Interest expense, net	(18)	(95)	(52)	(176)
Other, net	—	(4)	2	(5)
Total Other expenses, net	(19)	(98)	(55)	(179)
Income (loss) before income tax	143	(7)	376	10
Income tax expense (benefit)	16	5	70	(3)
Net income (loss)	$127	$(12)	$306	$13
Basic earnings per share	$2.37	$(0.23)	$5.72	$0.25
Diluted earnings per share	$2.34	$(0.23)	$5.64	$0.25

ZEBRA TECHNOLOGIES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)
(Unaudited)

	Nine Months Ended
	September 29, 2018	September 30, 2017
Cash flows from operating activities:
Net income	$306	$13
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	131	209
Amortization of debt issuance costs and discounts	12	30
Share-based compensation	34	25
Debt extinguishment costs	1	49
Deferred income taxes	17	(19)
Unrealized gain on forward interest rate swaps	(24)	(2)
Other, net	2	3
Changes in operating assets and liabilities:
Accounts receivable, net	(93)	38
Inventories, net	(16)	(145)
Other assets	(10)	19
Accounts payable	69	10
Accrued liabilities	(5)	(2)
Deferred revenue	28	25
Income taxes	2	(37)
Other operating activities	6	(6)
Net cash provided by operating activities	460	210
Cash flows from investing activities:
Purchases of property, plant and equipment	(48)	(36)
Acquisition of businesses, net of cash acquired	(72)	—
Proceeds from sale of long-term investments	2	—
Purchases of long-term investments	(2)	(1)
Net cash used in investing activities	(120)	(37)
Cash flows from financing activities:
Payment of debt issuance costs and discounts	(2)	(5)
Payments of long-term debt	(1,307)	(1,373)
Proceeds from issuance of long-term debt	961	1,186
Payments of debt extinguishment costs	(1)	(49)
Proceeds from exercise of stock options and stock purchase plan purchases	8	9
Taxes paid related to net share settlement of equity awards	(10)	(5)
Net cash used in financing activities	(351)	(237)
Effect of exchange rate changes on cash	(6)	(4)
Net increase in cash and cash equivalents	(17)	(68)
Cash and cash equivalents at beginning of period	62	156
Cash and cash equivalents at end of period	$45	$88
Supplemental disclosures of cash flow information:
Income taxes paid	$46	$54
Interest paid	$73	$148

ZEBRA TECHNOLOGIES CORPORATION AND SUBSIDIARIES
RECONCILIATION OF ORGANIC NET SALES GROWTH
(UNAUDITED)

	Three Months Ended
	September 29, 2018
	AIT	EVM	Consolidated
Reported GAAP Consolidated Net sales growth	8.6%	20.9%	16.8%
Adjustments:
Impact of foreign currency translation(1)	(0.5)%	(0.9)%	(0.9)%
Impact of Xplore acquisition(2)	—	(1.2)%	(0.8)%
Organic Net sales growth	8.1%	18.8%	15.1%

	Nine Months Ended
	September 29, 2018
	AIT	EVM	Consolidated
Reported GAAP Consolidated Net sales growth	10.0%	16.4%	14.3%
Adjustments:
Impact of foreign currency translation(1)	(1.9)%	(2.1)%	(2.1)%
Impact of Xplore acquisition(2)	—	(0.4)%	(0.3)%
Organic Net sales growth	8.1%	13.9%	11.9%

(1) Operating results reported in U.S. dollars are affected by foreign currency exchange rate fluctuations. Foreign currency translation impact represents the difference in results that are attributable to fluctuations in the currency exchange rates used to convert the results for businesses where the functional currency is not the U.S. dollar. This impact is calculated by translating, for certain currencies, the current period results at the currency exchange rates used in the comparable prior year period, rather than the exchange rates in effect during the current period. In addition, we exclude the impact of the company’s foreign currency hedging program in both the current and prior year periods.

(2) For purposes of computing Organic Net Sales, amounts directly attributable to the Xplore acquisition (included in our consolidated results beginning August 14, 2018) will be excluded for 12-months following the acquisition date.

ZEBRA TECHNOLOGIES CORPORATION AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP GROSS MARGIN
(In millions)
(Unaudited)

	Three Months Ended
	September 29, 2018			September 30, 2017
	AIT	EVM	Consolidated	AIT	EVM	Consolidated
GAAP
Reported Net sales (1)	$353	$739	$1,092	$325	$611	$935
Reported Gross profit (2)	172	334	505	154	276	429
Gross Margin	48.7%	45.2%	46.2%	47.4%	45.2%	45.9%

Non-GAAP
Adjusted Net sales	$353	$739	$1,092	$325	$611	$936
Adjusted Gross profit (3)	173	334	507	154	277	431
Adjusted Gross Margin	49.0%	45.2%	46.4%	47.4%	45.3%	46.0%
(1) Fiscal 2017 consolidated results include corporate eliminations which are related to the Enterprise Acquisition in October 2014 and are not reported in segment results.
(2) Fiscal 2018 consolidated results include corporate eliminations which are related to the Xplore Acquisition in August 2018 and are not reported in segment results.
(3) Adjusted Gross profit excludes purchase accounting adjustments and share-based compensation expense.

	Nine Months Ended
	September 29, 2018			September 30, 2017
	AIT	EVM	Consolidated	AIT	EVM	Consolidated
GAAP
Reported Net sales (1)	$1,056	$2,025	$3,081	$960	$1,739	$2,696
Reported Gross profit (2)	528	915	1,442	471	773	1,241
Gross Margin	50.0%	45.2%	46.8%	49.1%	44.5%	46.0%

Non-GAAP
Adjusted Net sales	$1,056	$2,025	$3,081	$960	$1,739	$2,699
Adjusted Gross profit (3)	529	917	1,446	472	774	1,246
Adjusted Gross Margin	50.1%	45.3%	46.9%	49.2%	44.5%	46.2%

(1) Fiscal 2017 consolidated results include corporate eliminations which are related to the Enterprise Acquisition in October 2014 and are not reported in segment results.
(2) Fiscal 2018 consolidated results include corporate eliminations which are related to the Xplore Acquisition in August 2018 and are not reported in segment results.
(3) Adjusted Gross profit excludes purchase accounting adjustments and share-based compensation expense.

ZEBRA TECHNOLOGIES CORPORATION AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP NET INCOME
(In millions, except share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 29, 2018	September 30, 2017	September 29, 2018	September 30, 2017
Net income (loss)	$127	$(12)	$306	$13
Adjustments to Net sales(1)
Purchase accounting adjustments	—	1	—	3
Total adjustment to Net sales	—	1	—	3
Adjustments to Cost of sales(1)
Purchase accounting adjustments	1	—	1	—
Share-based compensation	1	1	3	2
Total adjustments to Cost of sales	2	1	4	2
Adjustments to Operating expenses(1)
Amortization of intangible assets	25	49	71	151
Acquisition and integration costs	6	4	8	50
Legal Settlement	—	—	13	—
Share-based compensation	11	10	37	25
Exit and restructuring costs	4	5	9	10
Total adjustments to Operating expenses	46	68	138	236
Adjustments to Other expenses, net(1)
Debt extinguishment costs	—	49	—	49
Amortization of debt issuance costs and discounts	3	20	13	30
Gain on Sale of Investments	—	—	(1)	—
Foreign exchange loss (gain)	1	(1)	5	(2)
Forward interest rate swaps gain	(6)	—	(24)	(1)
Total adjustments to Other expenses, net	(2)	68	(7)	76
Income tax effect of adjustments(2)
Reported income tax expense (benefit)	16	5	70	(3)
Adjusted income tax	(33)	(30)	(82)	(74)
Total adjustments to income tax	(17)	(25)	(12)	(77)
Total adjustments	29	113	123	240
Non-GAAP Net income	$156	$101	$429	$253

GAAP earnings per share
Basic	$2.37	$(0.23)	$5.72	$0.25
Diluted	$2.34	$(0.23)	$5.64	$0.25
Non-GAAP earnings per share
Basic	$2.92	$1.89	$8.02	$4.78
Diluted	$2.88	$1.87	$7.92	$4.72

Non-GAAP weighted average shares outstanding (3)
Basic	53,740,174	53,143,914	53,516,859	52,964,066
Diluted	54,424,880	53,791,541	54,237,553	53,631,499

(1) Presented on a pre-tax basis.
(2) Represents the adjustment to the GAAP basis tax provision commensurate with non-GAAP adjustments.
(3)     In periods of loss, Non-GAAP weighted-average shares exclude restricted stock awards and performance stock awards within basic and dilutive weighted-average share computations. Share-based compensation awards that are dilutive in nature are included within weighted-average dilutive share computations.

ZEBRA TECHNOLOGIES CORPORATION AND SUBSIDIARIES
GAAP to NON-GAAP RECONCILIATION
(In millions)
(Unaudited)

 EBITDA

	Three Months Ended		Nine Months Ended
	September 29, 2018	September 30, 2017	September 29, 2018	September 30, 2017
Net income (loss)	$127	$(12)	$306	$13
Add back:
Depreciation	20	19	60	58
Amortization of intangible assets	25	49	71	151
Total Other expenses, net	19	98	55	179
Income tax expense (benefit)	16	5	70	(3)
EBITDA (Non-GAAP)	207	159	562	398

Adjustments to Net sales
Purchase accounting adjustments	—	1	—	3
Total adjustments to Net sales	—	1	—	3
Adjustments to Cost of sales
Purchase accounting adjustments	1	—	1	—
Share-based compensation	1	1	3	2
Total adjustments to Cost of sales	2	1	4	2
Adjustments to Operating expenses
Acquisition and integration costs	6	4	8	50
Legal Settlement	—	—	13	—
Share-based compensation	11	10	37	25
Exit and restructuring costs	4	5	9	10
Total adjustments to Operating expenses	21	19	67	85
Total adjustments to EBITDA	23	21	71	90
Adjusted EBITDA (Non-GAAP)	$230	$180	$633	$488

Adjusted EBITDA % of Adjusted Net Sales	21.1%	19.2%	20.5%	18.1%

FREE CASH FLOW

	Nine Months Ended
	September 29, 2018	September 30, 2017
Net cash provided by operating activities	$460	$210
Less: Purchases of property, plant and equipment	(48)	(36)
Free cash flow (Non-GAAP)(1)	$412	$174

(1) Free cash flow is defined as Net cash provided by operating activities in a period minus purchases of property, plant and equipment (capital expenditures) made in that period. This measure does not represent residual cash flows available for discretionary expenditures as the measure does not deduct the payments required for debt service and other contractual obligations or payments for future business acquisitions. Therefore, we believe it is important to view free cash flow as a measure that provides supplemental information to our entire statements of cash flows.